Exhibit 99.1

Ctrip.com International, Ltd. Prices Offering of US$1.1 Billion Convertible Senior Notes

SHANGHAI, June 18, 2015 /PRNewswire/ — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, corporate travel management and other travel-related services in China (“Ctrip” or the “Company”), today announced the pricing of US$700 million in aggregate principal amount of convertible senior notes due 2020 (the “2020 notes”) and US$400 million in aggregate principal amount of convertible senior notes due 2025 (the “2025 notes” and, together with the 2020 notes, the “notes”). The notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Company has granted the initial purchaser a 30-day option to purchase up to an additional US$105 million principal amount of the 2020 notes and an additional US$60 million principal amount of the 2025 notes solely to cover over-allotments, if any. The 2020 notes will be convertible into Ctrip’s American depositary shares (“ADSs”), each representing as of the date of this press release 0.25 of an ordinary share of Ctrip, at the option of the holders, based on an initial conversion rate of 9.1942 of the Company’s ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$108.76 per ADS and represents an approximately 45.0% conversion premium over the closing trading price of the Company’s ADSs on June 18, 2015, which was US$75.01 per ADS). The 2025 notes will be convertible into Ctrip’s ADSs, at the option of the holders, based on an initial conversion rate of 9.3555 of the Company’s ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$106.89 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 18, 2015 of US$75.01 per ADS).

The conversion rate for each of the 2020 notes and the 2025 notes is subject to adjustment upon the occurrence of certain events. Holders of the notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day immediately preceding the relevant maturity date. Ctrip will not have the right to redeem the notes prior to maturity except in the event of certain tax law changes. Holders of the notes will have the right to require the Company to repurchase for cash all or part of the 2020 notes on July 1, 2018 and all or part of the 2025 notes on July 1, 2020, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The 2020 notes will bear interest at a rate of 1.0% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. The 2020 notes will mature on July 1, 2020, unless previously repurchased or converted in accordance with their terms prior to such date. The 2025 notes will bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. The 2025 notes will mature on July 1, 2025, unless previously repurchased or converted in accordance with their terms prior to such date.

The Company intends to use a portion of the net proceeds of the offering to pay the cost of call spread transactions which it expects to enter into with one or more third party financial institutions (the “hedge counterparties”). The Company has been advised that the hedge counterparties and/or their affiliates expect to enter into derivative transactions with respect to the ADSs concurrently with, or shortly after, the pricing of the notes and/or to purchase ADSs, and may adjust or unwind such derivative transactions or enter into additional derivative transactions, and buy or sell ADSs or other securities from time to time. These activities could impact the trading price of the ADSs and/or the notes.

The Company plans to use the remainder of the net proceeds from this offering for other general corporate purposes, including a concurrent repurchase of its ADSs and potential note retirement from time to time. The Company may from time to time enter into other transactions with respect to its securities, including purchases of its securities for cash and/or ADSs carried out concurrently with or shortly after the pricing of the notes. Any of these activities could impact the trading price of the ADSs and/or the notes.

The Company expects to close the notes offering on or about June 24, 2015, subject to the satisfaction of customary closing conditions.

The notes, the ADSs deliverable upon conversion of the notes and the ordinary shares represented thereby, have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs or the ordinary shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, corporate travel management and other travel-related services in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com